# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Solidion Technology Inc., CIK 0001881551
CUSIP: 834212102
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 13355 Noel Rd, Suite 1100, Dallas, Texas (TX), 75240
Date of event which requires filing of this statement: 10/09/2025
Filed by CIK 0001678511
Persons authorized to receive notices and communications: Robert Crouch, 1240 McCook Ave.,, Dayton, Ohio (OH), 45404, (937) 331-9884

## Reporting persons
- Global Graphene Group, Inc. (CIK 0001678511): type of reporting person: corporation (CO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 1,756,013; shared voting power 0; sole dispositive power 1,756,013; shared dispositive power 0; aggregate amount beneficially owned 1,756,013 (54.5% of the class)
  Comment: Row 13: This calculation is based on 2,774,305 shares of Common Stock outstanding as of August 13, 2025 (as reported by the Issuer in its Quarterly Report on Form 10-Q filed on August 19, 2025 (the "2025Q2 Quarterly Report")), plus the receipt by the Reporting Person from the Issuer of 450,000 shares of Common Stock pursuant to an earn-out provision (the "Earn-out Shares") in the merger agreement related to the Issuer's business combination.

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.0001 per share
Name of issuer: Solidion Technology Inc.
Address of issuer's principal executive offices: 13355 Noel Rd, Suite 1100, Dallas, Texas (TX), 75240
Comment: This Amendment No. 3 (the "Amendment") amends and supplements the statement on Schedule 13D (the "Original Schedule 13D"), as amended and supplemented by Amendment No. 1 and Amendment No. 2 (the "Amended Schedule 13D" and, as amended and supplemented by this Amendment, the "Schedule 13D") related to the Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing: Global Graphene Group, Inc. a Delaware corporation
Residence or business address: 1240 McCook Ave. Dayton, OH, 45404
Present principal occupation or employment: None.
Criminal convictions in the last five years: None.
Civil proceedings (securities laws) in the last five years: None.
Citizenship: United States

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, the Reporting Person beneficially owns 1,756,013 shares of Common Stock, which represents approximately 54.5% of the shares of Common Stock issued and outstanding. The percentage ownership calculation is based on 2,774,305 shares of Common Stock outstanding as of August 13, 2025, as reported in the 2025Q2 Quarterly Report, plus the receipt by the Reporting Person from the Issuer of 450,000 Earn-out Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a)
Transactions in the class effected during the past sixty days:
Other than as follows, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days:

(i) On the October 9. 2025, the reporting person became entitled to receive 450,000 Earn-out Shares pursuant to an "earn-out" provision in the merger agreement among Nubia Brand International Corp., Honeycomb Battery Company (a subsidiary of the reporting person prior to the business combination involving the Issuer), and Nubia Merger Sub, Inc., dated as of February 2, 2024, following the approval by the board of directors of the Issuer to deem the earn-out conditions satisfied in full in light of, among other things, the Issuer's capital structure and the ongoing shared services agreement between the Reporting Person and the Issuer. The closing price per share on the date preceding this transaction was $5.08.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of any of the shares of Common Stock reported in Item 5(a).
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Global Graphene Group, Inc.: /s/ Robert Crouch, Robert Crouch/Vice President of Legal Affairs (10/14/2025)